ASANKO GOLD TO ACQUIRE PMI TO CREATE AN EMERGING

MID-TIER GOLD PRODUCER

Highlights:

    Combination  of  the  neighbouring  Esaase  and  Obotan  gold  projects  in  Ghana,  West  Africa,  with  a combined  Resource  base  of  7.5  million  ounces  Measured  &  Indicated  Resources  and  an  additional

2.9  million  ounces  Inferred  Resources,  of  which  4.8  million  ounces  are  categorized  as  Proven  and

Probable Mineral Reserves  1,2,3,4&5

    Pathway  to  approximately  400,000  ounces  of  annual  gold  production  by  2017,  creating  a  mid-tier gold producer

    Well-funded with US$280 million in cash and a US$150 million debt facility  arranged

    Esaase Gold Project (200,000 oz/yr by the end of 2015) fully funded to start construction in Q1 2014

    Obotan   Gold   Project   (200,000   oz/yr   additional   production)   to   be   co-developed   with   Esaase,

capturing  operating  and  capital  cost  synergies  currently  estimated  to  be  well  in  excess  of  US$100 million

    Significant  exploration  potential  for  future  project  development  pipeline  through  exploration  of numerous high priority targets on the consolidated 1,000km2 land package

    Company  to  be  managed  by  Asanko’s  executive  team,  led  by  Peter  Breese,  President  &  CEO,  with proven mine development and operating track records in Africa

    Support  from  major  shareholders,  with  PMI  shareholders  holding  approximately   20%  of  the

issued and outstanding PMI common shares and Asanko shareholders holding approximately 9.6%

of the issued and outstanding Asanko common shares entering into voting support agreements

Vancouver,  British  Columbia,  December  17,  2013:  Asanko  Gold  Inc.  (“Asanko”  or  the  “Company”)

(TSX/NYSE:   AKG)   and   PMI   Gold   Corporation   (“PMI”)   (TSX:PMV,   ASX:PVM)   are   pleased   to

announce that they  have entered into a definitive agreement whereby  Asanko will acquire all of the common shares  of  PMI  (the  “Business  Combination”)  to  create  an  emerging  mid-tier  gold  producer  with  a  clear pathway  to  400,000  ounces  of  annual  gold  production.  A  joint  conference  call  and  webcast  hosted  by  Peter

Breese  and  Peter  Bradford  will  be  held  today  at  4:00pm  (EST)  and  1:00pm  (PST)  (8:00am  Wednesday  in

Sydney) to discuss this transaction. Call-in details are provided at the end of this release.

Under  the  terms  of  the  Business  Combination,  which  will  be  effected  by  means  of  a  statutory  plan  of arrangement  by  PMI  (the  “Arrangement”)  under  the  Business  Corporations  Act  (British  Columbia),  each

PMI  shareholder  will  receive  0.21  Asanko  common  shares  for  each  PMI  common  share  (the  “Exchange

Ratio”).  This  values  each  PMI  share  at  C$0.441  representing  a  premium  of  79%  to  the  20-day  volume

weighted  average  share  prices  of  the  PMI  common  shares  on  the  TSX  as  of  December  16,  2013.   Following

the  completion  of  the  Business  Combination,  PMI  and  Asanko  shareholders  will  hold  approximately  50%

each of the combined company.

In  early  2013,  an  announced  merger  between  the  two  companies  at  the  same  exchange  ratio  was  terminated by  mutual  agreement  when  it  became  apparent  that  the  merger,  while  enjoying  majority  support  from  PMI

shareholders,  would  not  achieve  the  supermajority  support  legally  required.    However,  since  that  time,

Asanko  has  significantly  de-risked  the  Esaase  Project  by  revising  the  mine  and  metallurgical  models  which has  resulted  in  a  more  robust  Pre-Feasibility  Study  and  arranging  US$150  million  in  project  financing.  In addition,  volatility  in  both  the  gold  price  and  the  value  of  gold  equities  has  added  considerable  weight  to  the benefits  that  this  transaction  can  deliver  to  shareholders  of  both  companies  through  reduced  corporate  costs,

capital and operating synergies and balance sheet strength.

The  combination  of  these  factors  led  to  the  unanimous  support  for  the  Business  Combination  from  both

Boards  of  Directors  and  from  some  of  the  companies’  largest  shareholders.  PMI  and  Asanko  shareholders holding approximately  20% and 9.6% respectively  of the issued  and outstanding common  shares of PMI and

Asanko have formally committed to support the transaction.

Commenting  on  the  announcement,  Peter  Breese,  President  and  CEO  of  Asanko,  said  “The  combination  of the  Esaase  and  Obotan  Gold  Projects  into  an  integrated  mining  operation  is  an  overwhelmingly  accretive transaction  for  both  Asanko  and  PMI  shareholders  due  to  the  inherent  synergies  that  can  be  captured through  co-developing  the  projects.  The  combined  Esaase-Obotan  resource  base  is  located  within  a  15km radius  and  has  the  potential  to  support  gold  production  of  approximately  400,000  ounces  per  year  for  over ten  years,  making  it  a  flagship  operation  from  which  to  build  our  Company  and  realize  our  vision  of becoming a mid-tier gold mining company.

The  combined  Company  will  also  boast  a  strong  balance  sheet  with  US$280  million  in  cash  and  a  US$150 million  debt  facility  arranged  for  project  construction.  This  significant  balance  sheet  strength  clearly  allows the  Company  to  build  Esaase,  whilst  at  the  same  time  advance  the  development  options  for  Obotan.  What  is particularly  pleasing  about  this  transaction  is  that  it  has  the  support  of  the  some  of  largest  shareholders  of both Asanko and PMI.”

PMI   President   and   CEO,   Peter   Bradford,   added   “This   transaction   delivers   increased   certainty   to   the

development  and  success  of  the  combined  Esaase  and  Obotan  Gold  Projects  at  a  time  when  the  standalone financing  and  development  of  either  of  these  mines  is  challenging. In  combination  with  the  agreed  exchange ratio,  I  believe  that  this  is  a  compelling  transaction  for  PMI  shareholders  and  we  are  pleased  to  have  the support of key shareholders for the transaction as well as the unanimous support of the Board of Directors.

For  Ghana,  the  transaction  and  resulting  certainty  of  financing  and  development  ensures  continued  growth of  the  gold  sector  and  new  jobs  at  a  time  when  the  rest  of  the  gold  industry  in  Ghana  is  scaling  back  their activities  and  reducing  employee  numbers.  On  a  personal  note,  I  look  forward  to  continued  involvement,  as a Non-Executive Director, with the emergence of a new mid-tier gold producer in West Africa.”

Board of Directors and Management Team

Upon  completion  of  the  Business  Combination,  the  Asanko  Board  of  Directors  will  be  comprised  of  seven directors:  Peter  Breese,  Peter  Bradford,  Gordon  Fretwell,  Marcel  de  Groot,  Shawn  Wallace,  Colin  Steyn  and

Michael  Price.   The  Chairman  of  the  Board  will  be  appointed  by  the  Board’s  Nominating  and  Governance

Committee once the new Board has been constituted upon completion of the Business Combination.

The  Company  will  be  managed  by  the  existing  Asanko  executive  team,  led  by  Peter  Breese  as  President  &

CEO.   Building  organisational  capability  will  continue  to  be  a  focus  for  the  Company  as  it  moves  into  the

construction  phase  of  its  projects  and  ultimately  into  operations.   Key  operational  and  project  roles  will

continue to be filled, either with personnel from within PMI’s organisation or externally as the Company will be  well  positioned  to  attract  and  retain  a  highly  skilled  team  as  it  continues  to  build  a  high-performance

organisation.   The  Company  will  maintain  its  regulatory  office  in  Vancouver,  Canada  with  project  and technical personnel located in Johannesburg, South Africa and operations personnel based in Ghana.

600000
605000
610000
615000
620000
625000
630000
730000
725000
720000
715000
710000
705000
700000
695000
690000
N
Esaase Deposit
Abore Pit
Asuadai Deposit
Abore Shear
Adubiaso Pit
Fromenda Shear
Nkran Pit
Legend
Significant Gold Projects
Regional Structures
Asanko Concessions
Asankrangwa Gold Belt
Roads
Streams
Elevation Contour
0
2.75
5.5
11 Kilometers

Development Plan

Asanko  intends  to  proceed  with  the  development  of  the  fully  funded  Esaase  Gold  Project,  with  permits expected  imminently.  The  Definitive  Feasibility  Study  is  nearing  completion  and  is  expected  to  be  released in  early  2014  with  the  work  on  it  thus  far  broadly  confirming  the  conclusions  of  the  May,  2013  Pre-

Feasibility  Study.  The  DFS  envisages  the  commencement  of  construction  in  Q1  2014  and  steady  state production of 200,000 ounces of gold per year by the end of 2015.

Preliminary  work  has  been  carried  out  to  investigate  the  various  options  that  are  available  for  a  more integrated  development  of  the  Obotan  and  Esaase  gold  projects.  Based  on  the  initial  findings,  the  best approach is to first develop Esaase and then commence the development of Obotan.

During  the  first  half  of  2014,  Asanko  will  complete  additional  studies  to  confirm  this  preliminary  work  and to  ensure  that  the  final  development  plan  delivers  optimal  synergies  with  the  best  returns  at  the  lowest  risk.

The  options  will  include  the  potential  of  utilizing  flotation  at  Obotan  and  trucking  concentrate  to  Esaase  for

leaching   and/or   the   potential   of   transferring   ore   from   the   various   Obotan   project   pits   to   Esaase   in

combination  with  a  process  plant  expansion  at  Esaase.   In  either  option,  capital  and  operating  cost  synergies currently estimated at well in excess of US$100 million are expected to be realized.

Details of the Business Combination

Full  details  of  the  Business  Combination  will  be  included  in  a  joint  management  information  circular  of

Asanko  and  PMI  which  will  be  mailed  to  their  respective  shareholders  in  the  coming  weeks  and  will  be available for download at www.sedar.com.

The  Business  Combination  will  be  subject  to  Court  and  stock  exchange  approvals  as  well  as  approval  by  (i)

at least 2/3  of the votes cast by PMI shareholders, and (ii) at least a simple  majority of the votes cast by  PMI shareholders,  after  excluding  the  votes  cast  by  Macquarie  Bank  Limited  whose  votes  may  not be  included in determining  minority  approval  for  the  Business  Combination  by  virtue  of  the  fact  that  one  of  its  affiliates,

Macquarie  Capital  Markets  Canada  Ltd.,  is  being  compensated  for  acting  as  PMI’s  financial  advisor.

Asanko  shareholders  are  only  required  to  approve  the issuance  of  the  shares  in  the  Business  Combination  by a  simple  majority  of  votes  cast.  The  Asanko  and  PMI  shareholder  meetings  will  both  be  held  on  the  same

day,   targeted   for   late   January   2014.   In   addition   to   the   foregoing,   the   Combination   is   subject   to   the

satisfaction of other customary closing conditions and deliveries. A copy of the Arrangement Agreement will be immediately posted at www.sedar.com and a summary will be included in the joint information circular.

The  total  consideration  payable  pursuant  to  the  Arrangement  Agreement  values  PMI’s  undiluted  equity  at approximately  C$183  million.  Pursuant  to  the  transaction,  Asanko  expects  to  issue  approximately  86.9 million  common  shares  on  an  undiluted  basis.  Pro-forma  after  the  Business  Combination,  Asanko  will  have approximately  172.0  million  shares,  9.6  million  options  and  9.6  million  warrants  outstanding,  and  PMI performance  rights,  which  if  performance  criteria  are  satisfied,  will  convert  into  an  additional  0.3  million

Asanko  shares.  These  figures  include  PMI  options  and  warrants  adjusted  as  to  number  and  exercise  price based on the Exchange Ratio.

Asanko  will  maintain  its  TSX  and  NYSE  MKT  listings  but  does  not  intend  to  list  on  the  ASX.  Asanko  will endeavour  to  establish  a  share  sale  facility  available  for  PMI’s  ASX  shareholders  through  an  agent  who  will effect  trades  over  these  markets  on  behalf  of  former  ASX  shareholders  who  do  not  want  to  arrange  trades over  North  American  stock  exchanges  for  themselves.  In  the  United  States,  the  issuance  of  securities  of

Asanko   under   the   Combination   will   be   conducted   in   reliance   on   the   exemption   from   registration

requirements  found  in  section  3(a)(10)  of  the  Securities  Act  of  1933.  Asanko  will  continue  to  be  a  foreign private issuer under United States securities laws.

The  Arrangement  Agreement  includes  mutual  deal  protection  provisions,  including  mutual  promises  of  no soliciting  competing  proposals,  a  break  fee  of  C$9,400,000  in  the  event  of  an  unsolicited  superior  proposal,

irrevocable   lock-up   agreement   from   Macquarie   Bank   Limited   a   key   PMI   shareholder   which   holds

approximately  13.1%  of  the  issued  and  outstanding  PMI  common  shares.   In  addition  PMI  has  obtained  a

lock-up  from  Sun  Valley  Gold  LLC  which  holds  6.9%  of  the  issued  and  outstanding  PMI  common  shares and  Asanko  has  obtained  a  lock-up  from  Highland  Park  SA  which  holds  approximately  9.6%  of  the  issued and outstanding Asanko common shares. In the event an  unsolicited superior proposal is received by a party,

the  other  has  a  right  to  match  and  customary  fiduciary-out  provisions  allow  the  directors  of  a  party  to recommend  an  unsolicited  superior  proposal  subject  to  the  break  fee  and  the  other  party’s  right  to  match.

Officers  and  Directors  of  both  companies  have  also  entered  into  voting  support  and  lock-up  agreements

(totaling 1.6% for Asanko and 1.3% for PMI).

Both companies’ Boards of Directors have determined that the proposed Business Combination is in the best interests  of  their  respective  Companies  based  on  a  number  of  factors,  including  verbal  fairness  opinions

received  from  each  of  their  respective  financial  advisors.    These  verbal  opinions  are  subject  to  certain

assumptions  and  limitations  and  opine  on  the  fairness,  from  a  financial  point  of  view.    Written  fairness

opinions   will   be   set   out   in   the   joint   information   circular.   Each   company’s   Board   of   Directors   has

unanimously  approved  the  terms  of  the  Business  Combination  and  will  recommend  that  their  respective shareholders vote in favor of the Business Combination at their respective shareholder meetings.

Financial Advisors and Legal Counsel

Asanko  has  retained  Canaccord  Genuity  Corp.  and  Azure  Capital  to  act  as  financial  advisors  and  McMillan

LLP and Hardy Bowen to act as legal advisors.

PMI  has  retained  Macquarie  Capital.  to  act  as  financial  advisor  and  Stikeman  Elliott  LLP  to  act  as  legal advisor.

Conference Call & Webcast Details

A joint conference  call hosted by  Peter Breese and  Peter Bradford will be held  today  at 4:00 pm (EST), 1:00 pm  (PST),  9:00  pm  (London),  Wednesday  5:00  am  (Perth)  and  8:00  am (Sydney)  to  discuss  this  transaction.

Presentation  slides  to  accompany  the  call  are  available  on  both  company’s  websites:  www.asanko.com  and

www.pmigoldcorp.com.

To  access  the  conference  call,  please  dial-in  10  minutes  beforehand  and  quote  “Asanko  Gold  /  PMI

Transaction”:

Australia Toll-Free: 1800-730-050

UK Toll-Free: 0800-358-0856

Canada Toll-Free: 1-866-228-9189

US: 1-877-941-9205

International: +44-20-8515-2313

A replay facility will be available two hours after the call on Asanko’s website: www.asanko.com or, until

December 24, 2013, please dial using the access code:  4657294:

Australia Toll: 02-9374-0998

UK Toll-Free: 0800-358-3474

Canada Toll: 1-303-590-3030

US Toll Free: 1-800-406-7325

International: +44-20-7154-2833

To access the webcast, please click on the link or visit:

http://event.on24.com/r.htm?e=732624&s=1&k=675DEB3253ED6BB88057DEC32393D9AB

Contacts for further information:

Asanko Gold

PMI

Alex Buck, Manager – Investor Relations

John Ciganek, General Manager – Corporate Development

Telephone: +44-7932-740-452

Telephone: +61-412-589-418

Email: alex.buck@asanko.com

Email: john.ciganek@pmigoldcorp.com

Greg McCunn, CFO

Rebecca Greco,

Telephone: +1-778-729-0604

Fig House Communications

Email: greg.mccunn@asanko.com

Telephone: +1-416-882-6483

Email: fighouse@yahoo.com

General:

Email: info@asanko.com

General:

Website: www.asanko.com

Email: info@pmigoldcorp.com

Website: www.pmigoldcorp.com

About Asanko Gold Inc.

Asanko’s  vision  is  to  become  a  mid-tier  gold  mining  company  that  maximizes  value  for  all  its  stakeholders.

The  Company’s  flagship  project  is  the  fully  financed,  multi-million  ounce  Esaase  Gold  Project  located  in

Ghana, West Africa. Asanko is managed by highly skilled and successful technical, operational and financial professionals.  The  Company  is  strongly  committed  to  the  highest  standards  for  environmental  management,

social  responsibility,  and  health  and  safety  for  its  employees  and  neighbouring  communities.  Asanko  trades on the TSX and the NYSE MKT under the symbol AKG.

About PMI Gold Corporation

PMI  is  an  exploration  and  development  company  listed  on  the  TSX  and  ASX.  PMI  has  a  strong  portfolio  of assets in Ghana, with a dominant 70km contiguous landholding on the Asankrangwa Gold Belt including the

Obotan  Gold  Project  and  the  Diaso  Regional  Exploration  Project.  A  Definitive  Feasibility  Study  for  the

Obotan  Gold  Project  completed  in  September  2012  demonstrated  that  a  220,000  ounce  per  annum  project with a cash operating cost of US$626 per ounce could be developed at a capital cost of US$297 million.

Notes to Technical Disclosure

1.   Mineral   Resources  for   Esaase   contains   23.4Mt   grading   1.49g/t  Au   for  1.12   million   ounces   Au   of

Measured  and  71.3Mt  at  a  grade  of  1.44g/t  Au  for  3.29  million  ounces  Au  of  Indicated  as  reported  in  the

NI 43-101 Technical Report filed on SEDAR on June 27, 2013.

2.   Mineral Resource inventory for Obotan consist of Measured Resources of 15.57Mt grading 2.47g/t Au for

1.23  million  ounces;  Indicated  Resources  of  29.21Mt  grading  2.00g/t  Au  for  1.88  million  ounces;  and

Inferred  Resources  of  21.91Mt  grading  1.99g/t  Au  for  1.40  million  ounces  as  reported  in  the  NI43-101

Technical Report filed on SEDAR on October 23, 2012.

3.   Figures shown exclude PMI’s Kubi Gold Project.

4.   Mineral  Reserve  for  Esaase  contains  22.9Mt  grading  1.43g/t  Au  for  1.05  million  ounces  of  Proven  and

22.5Mt  grading  1.40g/t  Au  containing  1.32  million  ounces  of  Probable  as  reported  in  the  NI43-101

Technical Report filed on SEDAR on June 27, 2013.

5.   Mineral  Reserve  for  Obotan  consists  of  Proven  Reserve  of  14.8Mt,  grading  2.39g/t  Au  for  1.14  million ounces  and  Probable  Reserve  of  19.4Mt  grading  2.08g/t  Au  for  1.30  million  ounces  as  reported  in  the

NI43-101 Technical Report filed on SEDAR on October 23, 2012.

Qualified Persons in Respect of Technical Disclosure

For Asanko:

The  information  in  this  release  that  relates  to  Esaase  Mineral  Reserves  is  based  on  information  compiled  by

Mr.  Thomas  Obiri-Yeboah.  Mr.  Thomas  Obiri-Yeboah  is  the  Senior  Mining  Engineer  of  DRA  Mineral

Projects  Mining  Division.  Mr.  Thomas  Obiri-Yeboah  is  a  Member  of  the  South  African  Institute  of  Mining

and  Metallurgy  and  has  sufficient  experience  which  is  relevant  to  the  style  of  mineralization  and  type  of deposit  under  consideration  and  to  the  activity  which  he  is  undertaking  to  qualify  as  a  Competent  Person  as

defined   in   the   2004   Edition   of   the   Australasian   Code   for   Reporting   of   Exploration   Results,   Mineral

Resources  and  Ore  Reserves  (The  JORC  Code)  and  is  a  "Qualified  Person"  under  National  Instrument  43-

101  - 'Standards  of  Disclosure  for  Mineral  Projects'.  He  has  verified  the  Esaase  reserve  data  disclosed  in  this news release.

The   information   in   this   release   that   relates   to   the   recovery   processes   related   to   Esaase   is   based   on

information  compiled  by  Mr  Glenn  Bezuidenhout,  who  is  a  Metallurgist  and  a  Fellow  of  the  South  African

Institute   of   Mining   and   Metallurgy.   Mr   Bezuidenhout   is   a   Director   of   DRA   Mineral   Projects.   Mr

Bezuidenhout  has  sufficient  experience  which  is  relevant  to  the  style  of  mineralization  and  type  of  deposit under  consideration  and  to  the  activity  which  he  is  undertaking  to  qualify  as  a  Competent  Person  as  defined in  the  2004  Edition  of  the  Australasian  Code  for  Reporting  of  Exploration  Results,  Mineral  Resources  and

Ore  Reserves  (The  JORC  Code)  and  is  a  "Qualified  Person"  under  National  Instrument  43-101  -  'Standards of  Disclosure  for  Mineral  Projects'.  He  has  verified  any  Esaase  process  data  incorporated  in  this  news release.

The  information  in  this  release  that  relates  to  Esaase  in-situ  Mineral  Resources  is  based  on  information compiled  by  Mr  Charles  Muller  of  Minxcon.  He  is  a  Member  of  the  Australasian  Institute  of  Mining  and

Metallurgy  and  has  sufficient  experience,  which  is  relevant  to  the  style  of  mineralisation  and  type  of  deposit under  consideration,  and  to  the  activity he  is  undertaking,  to  qualify  as  a  Competent  Person  as  defined  in the

2004  Edition  of  the  Australasian  Code  for  Reporting  of  Exploration  Results,  Mineral  Resources  and  Ore

Reserves  (The  JORC  Code)  and  is  a  "Qualified  Person"  under  National  Instrument  43-101  -  'Standards  of

Disclosure  for  Mineral  Projects'.  He  has  verified  the  data  disclosed  in  this  release  in  connection  with  Esaase including  sampling,  analytical  and  test  data  underlying  the  information  contained  in  this  release.  Mr  Muller consents to the inclusion of such information in this release in the form and context in which it appears.

The  information  in  this  release  that  relates  to  the  economic  assessment  is  based  on  financial  models  of

Esaase compiled by Mr Andy Clay of Venmyn  Deloitte. He is a Member of the Canadian Institute of Mining

Metallurgy  and  Petroleum  and  Australasian  Institute  of  Mining  and  Metallurgy  and  is  a  member  of  the

International  Mineral  Asset  Valuation  (IMVAL)  committee.  Mr  Clay  has  sufficient  experience,  which  is relevant  to  the  style  of  mineralisation  and  type  of  deposit  under  consideration,  and  to  the  activity  he  is

undertaking,   to   qualify   as   a   Qualified   Valuator   under   Canadian   Institute   of   Mining   and   Metallurgy

(CIMVAL)  guidelines  and  regulations.  He  has  verified  any  Esaase  financial  and  economic  data  disclosed  in this  release.  Mr  Clay  consents  to  the  inclusion  of  such  information  in  this  release  in  the  form  and  context  in which it appears.

For PMI:

Information that relates to Mineral Resources at the Obotan Gold Project is based on a resource estimate that has been carried out by Mr Peter Gleeson, a full time employee of SRK Consulting. Mr Gleeson is a Member of  the  Australian  Institute  of  Geoscientists  (MAIG).  Information  that  relates  to  Mineral  Reserves  at  the

Obotan  Gold  Project  is  based  on  a  reserve  estimate  that  has  been  carried  out  by  Mr  Ross  Cheyne,  a  full  time employee of Orelogy Mining Consultants. Mr Cheyne is a Fellow of the Australasian Institute of Mining and

Metallurgy  (FAusIMM).  Both  have  sufficient  experience  which  is  relevant  to  the  style  of  mineralization  and type  of  deposit  under  consideration  and  to  the  activity  undertaken  to  qualify  as  a  Competent  Person  as

defined   in   the   2004   Edition   of   the   Australasian   Code   for   Reporting   of   Exploration   Results,   Mineral

Resources and  Ore Reserves (JORC),  and  as a Qualified  Person  (by  ROPO) as defined in terms of  NI43-101 standards  for  resource  estimate  of  gold.  Mr  Gleeson  and  Mr  Cheyne  have  more  than  5  years'  experience  in the field of exploration results and of resource/reserve estimation and consent to and approve the inclusion of matters based on information in the form and context in which it appears.

The  Mineral  Resource  and  Mineral  Reserve  estimates  have  been  prepared  in  accordance  with  the  2010

Canadian  Institute  of  Mining,  Metallurgy  and  Petroleum  (CIM)  Definition  Standards  for  Mineral  Resources

and  Mineral  Reserve  as  incorporated  by  reference  in  National  Instrument  43-101  of  the  Canadian  Securities

Administrators, and is consistent with the Australasian Guidelines and Code for the Reporting of Exploration

Results,  Mineral  Resources  and  Ore  Reserves  (Revised  December  2007)  as  prepared  by  the  Joint  Ore

Reserves Committee of the AusIMM, AIG and MCA (JORC).

Cautionary Note Regarding Forward-Looking Statements and Information:

This  Asanko  and  PMI  joint press  release  contains "forward-looking  information", as  such  term  is defined  in applicable

Canadian  securities  legislation  and  “forward-looking  statements”  within  the  meaning  of  the  United  States  Private

Securities  Litigation  Reform  Act  of  1995.  Such  statements  concern  Asanko’s  and  PMI’s  future  financial  or  operating

performance   and   other   statements   that   express   management's   expectations   or   estimates   of   future   developments,

circumstances  or  results.    Generally,  forward-looking  information  can  be  identified  by  the  use  of  forward-looking terminology  such  as  “pro-forma”,  "expects",  "believes",  "anticipates",  "budget",  "scheduled",  "estimates",  "forecasts",

"intends",  "plans"  and  variations  of  such  words  and  phrases,  or  by  statements  that  certain  actions,  events  or  results

"may",  "will",  "could",  "would"  or  "might",  "be  taken",  "occur"  or  "be  achieved".  Such  forward-looking  information may  include,  without  limitation,  statements  regarding  the  completion  and  expected  benefits  of  the  proposed  Business

Combination  and  other  statements  that  are  not  historical  facts.   Forward-looking  information  is  based  on  a  number  of assumptions  and  estimates  that,  while  considered  reasonable  by  management  based  on  the  business  and  markets  in

which   Asanko   and   PMI   operate,   are   inherently   subject   to   significant   operational,   economic   and   competitive

uncertainties   and   contingencies.   Assumptions   upon   which   forward   looking   statements   relating   to   the   Business

Combination  have  been  made  include  that  Asanko  and  PMI  will  be  able  to  satisfy  the  conditions  in  the  arrangement agreement,  that  ongoing  due  diligence  investigations  of  each  party  will  not  identify  any  materially  adverse  facts  or circumstances,  that  the  required  approvals  will  be  obtained  from  the  shareholders  of  each  of  Asanko  and  PMI,  that  all

required  third  party,  and  that  regulatory,  court  and  government  approvals  will  be  obtained.   Asanko  and  PMI  caution

that  forward-looking  information  involves  known  and  unknown  risks,  uncertainties  and  other  factors  that  may  cause

Asanko’s  and  PMI’s  actual  results,  performance  or  achievements  to  be  materially  different  from  those  expressed  or implied  by  such  information,  including,  but  not  limited  to:  gold  price  volatility;  fluctuations  in  foreign  exchange  rates and  interest rates;  between  actual and  estimated  reserves and resources or between actual and  estimated metallurgical

recoveries;   costs   of   production;   capital   expenditure   requirements;   the   costs   and   timing   of   construction   and

development  of new deposits  and  expansion of  existing operations;  the success of  exploration and  permitting  activities;

parts,  equipment,  labor  or  power  shortages  or  other  increases  in  costs;  mining  accidents,  labour  disputes  or  other adverse  events;  and  changes  in  applicable  laws  or  regulations.  In  addition,  the  factors  described  or  referred  to  in  the section  entitled  "Risk  Factors"  in  PMI’s  Annual  Information  Form  for  the  year  ended  June  30,  2013  or  under  the heading  "Business  Description  –  Risk  Factors”  in  Asanko’s  Annual  Information  Form  for  the  financial  year  ended

March  31,  2013,  both  of  which  are  available  on  the  SEDAR  website  at  www.sedar.com,  should  be  reviewed  in

conjunction  with  the  information  found  in  this  press  release.   Although  Asanko  and  PMI  have  attempted  to  identify

important   factors   that   could   cause   actual   results,   performance   or   achievements   to   differ   materially   from   those

contained  in  forward-looking  information,  there  can  be  other  factors  that  cause  results,  performance  or  achievements

not  to  be  as  anticipated,  estimated  or  intended.   There  can  be  no  assurance  that  such  information  will  prove  to  be

accurate   or   that   management's   expectations   or   estimates   of   future   developments,   circumstances   or   results   will

materialize.  As  a  result  of  these  risks  and  uncertainties,  the  proposed  Business  Combination  could  be  modified,

restricted  or  not  completed,  and  the  results  or  events  predicted  in  these  forward  looking  statements  may  differ

materially  from  actual  results  or  events.   Accordingly,  readers  should  not  place  undue  reliance  on  forward-looking

information.   The  forward-looking  information  in  this  press  release  is  made  as  of  the  date  of  this  press  release,  and

Asanko  and  PMI  disclaim  any  intention  or  obligation  to  update  or  revise  such  information,  except  as  required  by applicable law and neither Asanko nor PMI assume any liability for disclosure relating to the other company herein.

Cautionary Note to US Investors Regarding Mineral Reporting Standards:

Asanko  and  PMI  prepare  their  disclosure  in  accordance  with  the  requirements  of  securities  laws  in  effect  in  Canada,

which  differ  from  the  requirements  of  US  securities  laws.  Terms  relating  to  mineral  resources  in  this  press  release  are defined  in  accordance  with  National  Instrument  43-101  -  Standards  of  Disclosure  for  Mineral  Projects  under  the guidelines set out in the Canadian Institute of Mining, Metallurgy, and Petroleum Standards on Mineral Resources and

Mineral  Reserves.   The  Securities  and  Exchange  Commission  (the  “SEC”)  permits  mining  companies,  in  their  filings with  the  SEC,  to  disclose only  those  mineral deposits  that  a  company  can  economically  and  legally  extract  or  produce.

Asanko  and  PMI  use  certain  terms,  such  as,  “measured  mineral  resources”,  “indicated  mineral  resources”,  “inferred mineral resources” and “probable mineral reserves”, that the SEC does not recognize (these terms may be used in this press  release  and  are  included  in  the  public  filings  of  each  of  Asanko  and  PMI  which  have  been  filed  with  securities commissions or similar authorities in Canada).